DELPHI'S ROBUST SECOND QUARTER RESULTS
          DRIVEN BY STRONG VOLUMES AND AGGRESSIVE PORTFOLIO MANAGEMENT

        Earnings Per Share Climb 283 Percent - In Line With Expectations
                      Significant Cash Generation Continues

         TROY, MICH. - Driven by strong revenue growth, the favorable impact of the strategic sale of underperforming assets in 1998, and continuing significant cash flow, Delphi Automotive Systems today reported second quarter earnings of $394 million, or $0.69 per share on a fully diluted basis*.
         "Growth in sales to all customers, coupled with the results from our aggressive portfolio management, generated significant value to our shareholders," said J.T. Battenberg III, Delphi's chairman, chief executive officer and president. "The results from our second quarter validate our plan to grow profitability by reducing costs and diversifying our customer base."
         The results represent an increase of 290 percent over pro forma, strike-impacted, second quarter 1998 earnings of $101 million,** and a 283 percent increase over pro forma 1998 second quarter diluted earnings per share of $0.18**.
         Sales revenue climbed 17 percent over 1998 strike-impacted levels, from $6.6 billion to $7.7 billion, after adjusting for the impact of businesses divested in late 1998 (divested businesses had average annual sales of about $2 billion).

 * Delphi CFO Alan Dawes will host a media conference call to discuss earnings beginning at 10:15 a.m. today. See bottom of release for details.
 **See attached highlights for description of 1998 pro forma net income and 1998 shares outstanding calculations.


- more -

         Sales to customers other than General Motors Corp. (GM) increased $174 million, or 11.4 percent, from $1.523 billion in the second quarter of 1998 (excluding the impact of divestitures) to $1.697 billion during the comparable period in 1999. This is the second consecutive quarter where the company has exceeded the stated goal of a 10 percent annual increase in non-GM sales growth. Sales to GM rose 18.4 percent (adjusted for the impact of divestitures) from strike depressed 1998 levels.

Cash Generation Enhances Capital Structure
         Delphi generated $751 million in operating cash during the quarter, resulting from working capital improvements, timing of capital expenditures, and strong profitability.
         This strong year-to-date cash flow provided Delphi the flexibility to make a $600 million voluntary contribution to its hourly pension fund on June 14, while improving its overall liquidity position. Additionally, the Delphi Board of Directors on June 9 declared a quarterly dividend on Delphi $0.01 par value common stock of $0.07 per share. The dividend - Delphi's first - is payable July 20, 1999 to shareholders of record as of June 21, 1999.
         Taking into account the strong cash flow during the  quarter,  Delphi's
Board of Directors approved a treasury stock program to purchase up to 19 million shares of Delphi Common Stock from time to time to pre-fund the requirements of employee incentive, stock option and stock purchase plans over the next 12 months.

New Business
         Booked business for the six-month period ending June 30, 1999, totaled $15 billion over an average 5-year contract life. The impact of these sales will be reflected in the revenue base from 2001 forward. Contracts signed during the quarter include significant expansion of business with Nissan Motor Co., Ltd., which awarded Delphi a contract to provide STEER-LITETM lightweight integral steering gears for all Nissan trucks, including the Nissan Frontier and Xterra sport utility vehicles, beginning with Nissan's 2000 model year.
                                    - more -

         Additional agreements - among others* - signed during the quarter include:

  o A contract with Ford Motor Company to serve as the electrical/electronic vehicle system integrator for a future Ford vehicle.
  o The award of 21 occupant protection system contracts totaling over $750 million, and the expansion of five existing contracts to incorporate
     Delphi's  Adaptive  Restraint TechnologiesTM or "smart" airbag  technology.
  o A contract with Ferrari to provide complete HVAC responsibility on the new 360 Modena model.
  o A contract to provide wiring for Mack Trucks, Inc.'s entire fleet of Clas 8 heavy-duty trucks.
  o The $28 million award of new contracts to supply brake and suspension components, modules and systems to two vehicle manufacturers in the Asian markets and one in Europe.
  o A contract to supply complete thermal management systems for a vehicle program Daewoo Motor Polska Corporation will build in Europe.

*Delphi respects customer confidentiality, and therefore does not disclose all contracts received. Unless Delphi receives customer permission, it does not discuss customer business information with any external audience.

Delphi Independence
         On May 28, GM completed the full separation of Delphi via a spin-off of
452.6 million Delphi shares to GM stockholders,  and the contribution of another
12.4 million shares to a GM retiree benefit trust. In the $9.3 billion tax-free distribution, GM stockholders received about 0.70 Delphi shares for each GM common share they owned. Following the spin-off, all GM executives resigned from Delphi's Board of Directors. Also, Thomas G. Labrecque, former chairman of The Chase Manhattan Corporation, joined the board effective July 15, 1999.
         During the quarter, Delphi stock was added to the Standard & Poor's 500, the Russell 1000 and 3000, and the Wilshire 5000 indices.




                                    - more -

Sector Financial Results ($ millions)


                                                                                   Q2 1998
                                   Q2 1999     Q2 1998       Q2 1999          (Pro-Forma Basis)
  Sector                             Sales      Sales    Operating Income     Operating Income
  ------                           -------     -------   ----------------     ----------------



Electronics & Mobile
Communication                      $ 1,396     $ 1,134        $ 180                  $ 44

Safety, Thermal & Electrical
Architecture                         2,767       2,907          249                    91

Dynamics & Propulsion                3,670       3,104          221                    62

Other*                                (150)       (104)         (21)                  (58)

Sales, Divested Business                -         (463)          -                     -
                                   -------     -------        -----                 -----
Total                              $ 7,683     $ 6,578        $ 629                 $ 139
                                   =======     =======        =====                 =====

*Corporate and intra-company items

         Delphi Automotive Systems, headquartered in Troy, Mich., USA, is a world leader in automotive components and systems technology. Delphi's three business sectors - Dynamics & Propulsion; Safety, Thermal & Electrical Architecture; and Electronics & Mobile Communications - provide comprehensive product solutions to complex customer needs. Delphi has approximately 201,000 employees and operates 168 wholly owned manufacturing sites, 38 joint ventures, 51 customer centers and sales offices and 27 technical centers in 36 countries. Regional headquarters are located in Paris, Tokyo and Sao Paulo. Delphi can be found on the Internet at http://www.delphiauto.com. HIGHLIGHTS ATTACHED




                                    - more -

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. All statements which address operating performance, events or developments that we expect or anticipate may occur in the future, including statements relating to volume growth, awarded sales contracts and earnings per share growth or statements expressing general optimism about future operating results, are forward looking statements. These statements are made on the basis of management's views and assumptions; as a result, there can be no assurance that management's expectations will necessarily come to pass. A list of factors which could impact future events and performance is included in the Delphi Automotive Systems Corporation 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Media Conference Call

Delphi Chief Financial Officer Alan Dawes will host a media conference call to discuss Delphi's earnings from 10:15-11:00 a.m. EDT the same day. The call will include remarks by Dawes followed by an opportunity for participants to ask questions. North American media, including Canada and Mexico, should call (800) 374-2370 to participate. A replay of the call will be available from 12:30 p.m. EDT on July 19 to 12:30 p.m. EDT on July 20. To listen to the replay, members of the press calling from North America should call (800) 642-1687 and, when prompted, enter the conference identification number, 442973.

        HIGHLIGHTS - Three months ended June 30, 1999 vs. pro forma three months ended June 30, 1998 comparison




                                                                 Three Months Ended
                                                                      June 30,
                                                                 1999          1998 (1)
                                                                 ----          --------
                                                           (in millions, except per share
                                                                      amounts)

       Net sales:
         General Motors.......................                 $ 5,986         $  5,449
         Other customers......................                   1,697            1,592
                                                               -------          -------
           Total net sales....................                   7,683            7,041
       Less operating expenses:
         Cost of sales, excluding items listed below             6,453            6,218
         Selling, general and administrative..                     394              401
         Depreciation and amortization........                     207              283
                                                                -------         -------
       Operating income ......................                     629              139
       Less interest expense..................                      36               67
       Other income, net .....................                      42               55
                                                                -------         -------
       Income before income taxes.............                     635              127
       Income tax expense ....................                     241               26
                                                                -------         -------
       Net income ............................                  $  394          $   101
                                                                ======          =======

        Gross margin                                             16.0%            11.7%
        Operating income margin                                   8.2%             2.0%
        Net income margin                                         5.1%             1.4%

 .............................................................................................

           Diluted earnings per share (2)                      $  0.69          $   0.18
                                                               =======          ========

 .............................................................................................


       (1)Results of operations for the three months ended June 30, 1998 have been adjusted to reflect the impact of the terms of our separation from GM. Overall the adjusted results reflect the net effect of lower employee benefit costs and higher other costs associated with operating Delphi as a stand-alone company. See the reconciliation of actual to pro forma results for the three months ended June 30, 1999 for additional information.

       (2)Diluted earnings per share are presented as if the initial public stock offering (IPO) of 100 million shares took place on January 1, 1998, resulting in 567 million and 565 million diluted shares outstanding during the three months ended June 30, 1999 and 1998, respectively.

        HIGHLIGHTS - Three  months  ended  June  30,  1998  -
                     Reconciliation of actual to pro forma results



                                                             Three Months Ended June 30, 1998
                                                           Actual       Adjustments     Pro forma
                                                           ------       -----------     ---------
                                                          (in millions, except per share amounts)

       Net sales:
         General Motors.......................            $ 5,449                        $ 5,449
         Other customers......................              1,592                          1,592
                                                          -------                        -------
           Total net sales....................              7,041                          7,041
       Less operating expenses:
         Cost of sales, excluding items listed below        6,280        $   (62) (1)      6,218
         Selling, general and administrative..                367             34  (1)        401
         Depreciation and amortization........                283                            283
                                                          -------        -------         -------
       Operating income ......................                111             28             139
       Less interest expense...................                67                             67
       Other income, net .....................                 55                             55
                                                          -------        -------         -------
       Income before income taxes.............                 99             28             127
       Income tax expense ....................                 16             10  (2)         26
                                                          -------        -------         -------
       Net income ............................            $    83        $    18         $   101
                                                          =======        =======         =======
        ..........................................................................................
       Diluted earnings per share with 465 million
         shares outstanding (3)...............            $  0.18                            N/A
                                                          =======
       Diluted earnings per share with 565 million
         shares outstanding (3)...............                N/A                        $  0.18
                                                                                         =======

 ................................................................................

       (1)The pro forma effect of lower employee benefit costs, due to GM's retention of certain retiree benefit obligations, favorably impacts both cost of sales and selling, general and administrative expenses. Selling general and administrative expenses are also unfavorably impacted by the estimated incremental costs associated with operating Delphi as an independent company.

       (2)Income taxes were determined in accordance with SFAS No. 109, "Accounting for Income Taxes." For purposes of this pro forma presentation only, the income tax effect of the pro forma adjustments assumes a combined federal and state income tax rate of 38%.

       (3)Currently, Delphi has 565 million shares outstanding reflecting 100 million shares issued in the IPO in February 1999 and 465 million shares previously outstanding. Under Generally Accepted Accounting Principles (GAAP) the shares issued in connection with the IPO would be excluded from the 1998 earnings per share calculation, resulting in the use of 465 million shares. For comparative purposes, 1998 earnings per share are calculated as if the IPO took place on January 1, 1998, resulting in 565 million shares outstanding.

        HIGHLIGHTS - Six months ended June 30, 1999 vs. pro forma six months ended June 30, 1998 comparison




                                                                        Six Months Ended
                                                                            June 30,
                                                                       1999          1998 (1)
                                                                       ----          --------
                                                                 (in millions, except per share
                                                                            amounts)

       Net sales:
         General Motors.......................                      $ 11,839         $ 11,554
         Other customers......................                         3,313            3,110
                                                                    --------         --------
           Total net sales....................                        15,152           14,664
       Less operating expenses:
         Cost of sales, excluding items listed below                  12,844           12,945
         Selling, general and administrative..                           778              735
         Depreciation and amortization........                           444              483
                                                                    --------         --------
       Operating income ......................                         1,086              501
       Less interest expense..................                            60              131
       Other income, net .....................                            67              134
                                                                    --------         --------
       Income before income taxes.............                         1,093              504
       Income tax expense ....................                           415              149
                                                                    --------         --------
       Net income ............................                      $    678         $    355
                                                                    ========         ========
        Gross margin                                                    15.2%            11.7%
        Operating income margin                                          7.2%             3.4%
        Net income margin                                                4.5%             2.4%

 ...................................................................................................

           Diluted earnings per
             share - actual (2)                                  $    1.25                N/A
                                                                 =========

           Diluted earnings per
              share - pro forma (3)                              $    1.20           $   0.63
                                                                 =========           ========


 ...................................................................................................


       (1)Results of operations for the six months ended June 30, 1998 have been adjusted to reflect the impact of the terms of our separation from GM. Overall the adjusted results reflect the net effect of lower employee benefit costs and higher other costs associated with operating Delphi as a stand-alone company. See the reconciliation of actual to pro forma results for the six months ended June 30, 1998 for additional information.

       (2)Actual diluted earnings per share are calculated using the weighted average shares outstanding during the period, resulting in 544 million diluted shares outstanding during the six months ended June 30, 1999.

       (3)Pro forma diluted earnings per share are presented as if the IPO of 100 million shares took place on January 1, 1998, resulting in 566 million and 565 million diluted shares outstanding for the six month periods ended June 30, 1999 and 1998, respectively.

        HIGHLIGHTS - Six months ended June 30, 1998 - Reconciliation of actual to pro forma results


                                                              Six Months Ended June 30, 1998
                                                           Actual       Adjustments     Pro forma
                                                         (in millions, except per share amounts)

       Net sales:
         General Motors.......................           $11,554                         $11,554
         Other customers......................             3,110                           3,110
                                                         -------                         -------
           Total net sales....................            14,664                          14,664
       Less operating expenses:
         Cost of sales, excluding items listed below      13,069         $  (124) (1)     12,945
         Selling, general and administrative..               667              68  (1)        735
         Depreciation and amortization........               483                             483
                                                         -------         -------         -------
       Operating income ......................               445              56             501
       Less interest expense..................               131                             131
       Other income, net .....................               134                             134
                                                         -------         -------         -------
       Income before income taxes.............               448              56             504
       Income tax expense ....................               129              20  (2)        149
                                                         -------         -------         -------
       Net income ............................           $   319         $    36         $   355
                                                         =======         =======         =======
        .............................................................................................
       Diluted earnings per share with 465 million
         shares outstanding (3)...............           $  0.69                             N/A
                                                         =======
       Diluted earnings per share with 565 million
         shares outstanding (3)...............               N/A                         $  0.63
                                                                                         =======

 .....................................................................................................


       (1)The pro forma effect of lower employee benefit costs, due to GM's retention of certain retiree benefit obligations, favorably impacts both cost of sales and selling, general and administrative expenses. Selling general and administrative expenses are also unfavorably impacted by the estimated incremental costs associated with operating Delphi as an independent company.

       (2)Income taxes were determined in accordance with SFAS No. 109, "Accounting for Income Taxes." For purposes of this pro forma presentation only, the income tax effect of the pro forma adjustments assumes a combined federal and state income tax rate of 38%.

       (3)Currently, Delphi has 565 million shares outstanding reflecting 100 million shares issued in the IPO in February 1999 and 465 million shares previously outstanding. Under GAAP the shares issued in connection with the IPO would be excluded from the 1998 earnings per share calculation, resulting in the use of 465 million shares. For comparative purposes, 1998 earnings per share are calculated as if the IPO took place on January 1, 1998, resulting in 565 million shares outstanding.

        HIGHLIGHTS - Liquidity and capital resources (dollars in millions)



BALANCE SHEET DATA:


                                                         June 30, 1999     March 31, 1999     December 31, 1998
                                                            Actual            Actual              Pro forma
                                                            ------            ------              ---------

     Cash and marketable securities..................       $ 1,246           $ 1,134             $  2,062

     Debt............................................         1,830             1,886                3,500
                                                            -------           -------             --------

       Net Liquidity.................................       $  (584)          $  (752)            $ (1,438)
                                                            =======           =======             ========

       Pension obligations...........................       $ 1,763           $ 2,208             $  2,180


       Total stockholders' equity....................       $ 3,690           $ 3,351             $  3,171







RECONCILIATION OF SECOND QUARTER NET LIQUIDITY:


Net liquidity at March 31, 1999.............................                      $  (752)


  Net income................................................            $ 394
  Depreciation and amortization.............................              207
  Capital expenditures......................................             (258)
  Other, net................................................              408


Operating cash flow less capital expenditures...............                          751

  Non-operating activities..................................                           17

  Pension contribution......................................                         (600)
                                                                                  -------

Net liquidity at June 30, 1999..............................                      $  (584)
                                                                                  =======
